SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Foamix Pharmaceuticals Ltd. (the "Company") is planning to participate and present at (i) the 36th Annual Cowen & Company Healthcare Conference, taking place on March 7-8, 2016, in Boston, Massachusetts, (ii) the 28th Annual ROTH Conference, taking place on March 13-16, 2016, in Orange County, California, and (iii) the Barclays Global Healthcare Conference, taking place on March 15-17, 2016, in Miami Beach, Florida. In preparation for these conferences, the Company has updated its investors' presentation, a copy of which is enclosed as Exhibit 99.1.

The information contained in this Form 6-K is incorporated by reference into (i) the registration statement on Form S-8 (number 333-199486) of the registrant, filed with the Securities and Exchange Commission (the "SEC"), and (ii) the registration statement on Form F-3 (333-207543) of the registrant, filed with the SEC, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit 99.1:  Foamix Pharmaceuticals Ltd. Investors Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: March 07 , 2016	By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer